Corficolombiana
Nit 890.300.653-6

RIDER 2

2. The Board of Directors approved the profit distribution project as of December 31, 2006, that will be at the disposal of the Shareholders´ General Assembly.

Corporacion Financiera Del Valle SA

dlw 2/28

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2006

Profits before tax		$ 570,823,863,326.83
Less: Tax provisions		$ 12,546,000,000.00
Profits after tax		$ 558,277,863,326.83
Release reserve for future distributions (Taxable):		$ 69,672,413,974.91
Release reserve for investment valuation(non-Taxable Promigas):		$ 19,946,472,878.67
Profit at the disposal of the Assembly:		$ 647,896,750,180.41
Reserve on investment valuation Dec 2336/95	$ 238,891,014,631.85	
Reserve for future distributions	$ 223,995,510,379.69	
Dividend to be distributed in shares, with a par value of Ps.10.00, for Ps. 746.77 per share, over the 144.209.142 common shares, and Ps.746.77 per share, over 9.788.092 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2006. This dividend shall be paid in shares, at the rate of 1 common share per each 13.497837590 common shares, and one non-voting preferred dividend share per each 13.497837590 non- voting preferred dividend subscribed and paid-in shares as of December 31, 2006. Shares shall be paid on April 2, 2007, to the registered shareholders at the time of making such payment pursuant to the regulation in force. For this purpose, 11.409.030 new shares shall be issued s follows: 10.683.870 common shares and 725.160 non-voting preferred dividend shares. The unit value of the shares to be submitted shall be the intrinsic value as of December 31, 2006, that is, Ps.10.079.74, of which Ps. 10.00 shall be recorded on the capital account, and Ps. 10.069.74 shall be recorded on the legal reserve for premium in placing shares.	$ 115,000,002,647.79	
EQUAL AMOUNTS	**$ 647,896,750,180.41**	**$ 647,896,750,180.41**

If any fraction of share results upon making the payment of the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions account. Any new shares submitted as a result of this profit distribution, shall not be rightful to the payment of the dividend in cash over the July-December 2006 profits. In order to pay the dividend in shares, 11.409.030 new shares shall be issued; for this purpose an increase of the authorized capital shall be proposed at the shareholders' general assembly meeting.

FILE No. 82-34?7

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2006

Utilidad antes de impuestos			$	570,823,863,326.83
Menos: provisión de impuestos			$	12,546,000,000.00
Utilidad del ejercicio después de impuestos:			$	558,277,863,326.83
Liberar reserva futuros repartos (Gravable) :			$	69,672,413,974.91
Liberar reserva valoración de inversiones (no gravable Promigas) :			$	19,946,472,878.67
Utilidad a disposición de la Asamblea :			$	647,896,750,180.41
Reserva sobre valoración de inversiones Dec 2336 /95	$	238,891,014,631.85		
Reserva para futuros repartos	$	223,995,510,379.69		
Dividendo a repartir en acciones, de valor nominal $10,00, por valor de $746,77 por cada acción, sobre las 144.209.142 acciones ordinarias, y $746,77 por cada acción, sobre las 9.788.092 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagará en acciones, a razón de 1 acción ordinaria por cada 13,497837590 acciones ordinarias, y 1 acción con dividendo preferencial y sin derecho a voto por cada 13,497837590 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 2 de abril de 2007 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 11.409.030 nuevas acciones, 10.683.870 acciones ordinarias y 725.160 acciones con dividendo preferencial y sin derecho a voto. El valor unitario de las acciones que serán entregadas corresponderá al valor intrinseco al 31 de diciembre de 2006, $10.079,74, de los cuales $10,00 serán contabilizados en la cuenta de capital y $10.069,74 en la cuenta de reserva legal por prima en colocación de acciones.	$	115,000,002,647.79		
Dividendo en efectivo de $454,62 por acción sobre las 144.209.142 acciones ordinarias y las 9.788.092 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a diciembre 31 de 2006. Este dividendo se cancelará en seis cuotas mensuales de $75,77 cada una, pagaderas dentro de los cinco primeros dias de cada mes a partir del 1° de abril de 2007.	$	70,010,222,521.08		
SUMAS IGUALES	**$**	**647,896,750,180.41**	**$**	**647,896,750,180.41**

En caso de presentarse fracción de acción al momento del pago del dividendo, las fracciones se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2006 . Para el pago del dividendo en acciones se requiere la emisión de 11.409.030 nuevas accciones, para lo cual se propondrá el aumento del capital autorizado en la asamblea general de accionistas.

END